Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Caesarstone Ltd. (the “Company”) will be held at 5:00 p.m., Israel time, on October 30, 2023, at the Company’s offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, for the following purposes:

(1)          to re-elect Dr. Ariel Halperin, Ronald Kaplan and Tom Pardo Izhaki, and to elect Giora Wegman, Ornit Raz, Maxim Ohana and David Reis to serve as directors of the Company until the close of the next annual general meeting of the shareholders of the Company;

(2)          to re-elect each of Nurit Benjamini and Lily Ayalon to serve as external directors of the Company for a three-year term, commencing on December 1, 2023, and to approve their terms of compensation;

(3)          to approve the grant of equity-based compensation to Ronald Kaplan, Nurit Benjamini, Lily Ayalon, Ornit Raz and David Reis, subject to each such director’s election or re-election, as applicable, as a director at the Meeting;

(4)          to approve the grant of equity-based compensation to Dr. Ariel Halperin, Tom Pardo Izhaki, Giora Wegman and Maxim Ohana, who are currently affiliates of controlling shareholders of the Company, subject to each such director’s election or re-election as a director at the Meeting;

(5)          to approve the terms of employment of Yosef (Yos) Shiran as Chief Executive Officer of the Company as of March 16, 2023;

(6)          to approve the amended and restated Compensation Policy, effective as of the date of the Meeting for a period of three years;

(7)          to approve certain amendments to the Company’s Articles of Association, effective as of the date of the Meeting; and

(8)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024 and to authorize the Company’s board of directors (or, the audit committee, if authorized by the board of directors (subject to the ratification of the board of directors), upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the audited financial statements of the Company for the fiscal year ended December 31, 2022.

The board of directors of the Company (the “Board”) unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

We are currently not aware of any other matters that will come before this Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies may vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows shareholders who hold at least 1% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than September 28, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than October 5, 2023.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)          a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

              (ii)          the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal No. 4 is subject to the fulfillment of one of the following additional voting requirements:

 (i)            a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who do not have a personal interest in the approval of the proposal; or

(ii)          the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of each of Proposal No. 5 and No. 6 is subject to the fulfillment of one of the following additional voting requirements:

 (i)          a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

 (ii)          the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

 However, in connection with each of Proposal No. 5 and No. 6, the Companies Law allows the board of directors of a company to approve such proposals even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For this purpose, a “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the company), including, for the purpose of Proposals Nos. 5 and 6, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

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A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not separately state for each of the Proposals No. 2, 4, 5 and 6 whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for any such Proposals.

The proxy card or voting instruction card includes Items 2A, 4A, 5A and 6A, under which you should mark “YES” in order to confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the proposal. In the alternative, if you believe that you are a controlling shareholder or have such a personal interest in the approval of the proposal, you should mark the box “NO” in Items 2A, 4A, 5A and 6A when you mark your vote with respect to the respective proposal. If you do not mark any box in Item 2A, 4A, 5A and 6A, your vote will not be counted on the respective proposal. If you are unsure whether you are a controlling shareholder or have a personal interest in the proposal, please contact the Company’s General Counsel, Ron Mosberg, at ron.mosberg@caesarstone.com, or, if you hold your ordinary shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on September 21, 2023, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter is being distributed to all shareholders entitled to vote at the Meeting, and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”), no later than 11:59 p.m. EST on October 29, 2023, or to our offices no later than 1:00 p.m. (Israel time) on October 30, 2023. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than October 20, 2023. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Dr. Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
September 21, 2023

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CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel

Tel: +972-4-610-9217

PROXY STATEMENT

Annual General Meeting of Shareholders

To Be Held on October 30, 2023

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on October 30, 2023, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 21, 2023 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)          to re-elect each of. Dr. Ariel Halperin, Ronald Kaplan and Tom Pardo Izhaki and to elect Giora Wegman, Ornit Raz, Maxim Ohana and David Reis, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)          to re-elect each of Nurit Benjamini and Lily Ayalon to serve as external directors of the Company for a three-year term, commencing on December 1, 2023, and to approve their terms of compensation;

(3)          to approve the grant of equity-based compensation to Ronald Kaplan, Nurit Benjamini, Lily Ayalon, Ornit Raz and David Reis, subject to each such director’s election or re-election, as applicable, as a director at the Meeting;

(4)          to approve the grant of equity-based compensation to Dr. Ariel Halperin, Tom Pardo Izhaki, Giora Wegman and Maxim Ohana, which are currently affiliates of controlling shareholders of the Company, subject to each such director’s re-election as a director at the Meeting;

(5)          to approve the terms of employment of Yosef (Yos) Shiran as Chief Executive Officer of the Company as of March 16, 2023;

(6)          to approve an amended and restated Compensation Policy, effective as of the date of the Meeting for a period of three years;

(7)          to approve certain amendments to the Company’s Articles of Association, effective as of the date of the Meeting;

(8)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024 and to authorize the Company’s board of directors (or, the audit committee, if authorized by the board of directors (subject to the ratification of the board of directors), upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the audited financial statements of the Company for the fiscal year ended December 31, 2022.

We are currently not aware of any other matters that will come before this Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies may vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Board Recommendations

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Proxy

Nahum Trost, our Chief Financial Officer, and Ron Mosberg, our General Counsel, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted on at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com, or to Broadridge Financial Solutions (“Broadridge”) will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to Broadridge no later than 11:59 p.m. EST on October 29, 2023, or to our officers no later than 1:00 p.m. (Israel time) on October 30, 2023. Proxies delivered to the Company or to Broadridge following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you are a shareholder of record as of the Record Date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to any Proposal, the shares represented by properly executed and received proxies will be voted “FOR” Proposals No. 1 and 8.  If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 8 relating to the re-appointment of our independent auditors firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com , no later than 11:59 p.m. (Israel time) on October 29, 2023, or to Broadridge, no later than 11:59 p.m. EST on October 29, 2023, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 35,627,399 issued ordinary shares and 34,524,303 (excluding 1,103,096 dormant shares held in treasury) entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association (the “Articles”), the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner, as described above. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

 (i)          a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

 (ii)          the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal No. 4 is subject to the fulfillment of one of the following additional voting requirements:

(i)           a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who do not have a personal interest in the approval of the proposal; or

(ii)          the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of each of Proposals No. 5 and No. 6 is subject to the fulfillment of one of the following additional voting requirements:

 (i)          a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

 (ii)          the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

 However, in connection with each of Proposals No. 5 and No. 6, the Companies Law allows the board of directors of a company to approve such proposals even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For the purposes of Proposals No. 2, 4, 5 and 6:

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, for the purpose of Proposals No. 5 and No. 6, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “Personal Interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not separately state for each of the Proposals No. 2, 4, 5 and 6 whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for any such Proposals.

The proxy card or voting instruction card includes Items 2A, 4A, 5A and 6A, under which you should mark “YES” in order to confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the proposal. In the alternative, if you believe that you are a controlling shareholder or have such a personal interest in the approval of the proposal, you should mark the box “NO” in Items 2A, 4A, 5A and 6A when you mark your vote with respect to the respective proposal. If you do not mark any box in Item 2A, 4A, 5A and 6A, your vote will not be counted on the respective proposal. If you are unsure whether you are a controlling shareholder or have a personal interest in the proposal, please contact the Company’s General Counsel, Ron Mosberg, at ron.mosberg@caesarstone.com, or, if you hold your ordinary shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Other than Kibbutz Sdot-Yam and Tene (as defined below), we are not aware of any controlling shareholders of the Company.  For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

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Shareholders of Record. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the ‘Investor Relations’ portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposals No. 1 and No. 8, your shares will be voted in accordance with the recommendations of the Board. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting.

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Shareholders Holding in “Street Name”.  If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

You may also vote in person at the Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the ‘Investor Relations’ section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2022, please see Item 6B. of our annual report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 15, 2023, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns five percent or more of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of September 19, 2023, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,524,303 ordinary shares (excluding 1,103,096 dormant ordinary shares held in treasury) outstanding as of September 19, 2023.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.7%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.7%
The Phoenix Holdings Ltd. (4)	3,868,049	11.22%
Global Alpha Capital Management Ltd.(5)	3,074,555	8.9%
Executive Officers
Yosef (Yos) Shiran	*	*
Nahum Trost	*	*
David Cullen	*	*
Ken Williams	*	*
Idit Maayan Zohar	*	*
Edward Smith	*	*
Lilach Gilboa	*	*
Amihai Seider	*	*
Erez Margalit	*	*
Ron Mosberg	*	*
Directors
Dr. Ariel Halperin(8)	14,095,494	40.8%
Nurit Benjamini	*	*
Lily Ayalon	*	*
Roger Abravanel	*	*
Dori Brown	*	*
Ronald Kaplan	*	*
Ofer Tsimchi	*	*
Shai Bober	*	*
Tom Pardo Izhaki	*	*
All current directors and executive officers as a group (19 persons)(6)(7)(8)	14,437,557	41.8%

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed on September 19, 2023 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Shai Bober and Tom Pardo, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of December 31, 2022, 24 of our employees, or 0.01% of our total workforce, were also members of Kibbutz Sdot-Yam.

As of the date of this Proxy Statement, 20 of Caesarstone’s employees (less than 1% of its total workforce), are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on September 19, 2023 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive 3,589,494 ordinary shares, which it directly owns. Pursuant to the Shareholders’ Agreement as amended by the September Amendment (as defined below), Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors. Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 3,589,494 ordinary shares, in each case, beneficially owned by Tene.

 (3)  On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet (the “Term Sheet”) signed by Mifalei Sdot-Yam and Tene on September 5, 2016, and further amended on February 20, 2018 and September 18, 2023. The amendment executed on September 18, 2023 (the “September Amendment”) replaced the Shareholders Agreement in its entirety. Pursuant to the September Amendment:

●
The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Mifalei Sdot-Yam determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Tene, for so long as it holds more than 3% of the issued and outstanding share capital of the Company, will determine the manner in which both parties will vote if no agreement is reached. In addition, each of Mifalei Sdot-Yam and Tene shall be entitled to vote separately in any manner with respect to the appointment, replacement or terms of compensation of the Company’s Chief Executive Officer.

●
The parties agreed to use their best efforts to ensure that our Board will include not more than nine directors, consisting of (i) four directors nominated by the parties (three identified by Mifalei Sdot-Yam and one identified by Tene) (ii) two external directors and (iii) three independent directors, provided that at the first general meeting of the shareholders following the execution of the September Amendment (for the avoidance of any doubt, this is in reference to the Meeting), the parties will vote to elect the director nominees already recommended by the Nominating Committee.

●
In the event Tene holds less than 3% of the issued and outstanding share capital of the Company, then the director nominated by Tene will be replaced by an alternate director (in accordance with applicable law and the Articles) nominated by Mifalei Sdot-Yam from a list of nominees that was agreed by the parties at the time the Amendment was signed for a period ending on the earlier of (i) 60 days (after which time the director may resign) and (ii) the date of a general meeting for the election of directors, and thereafter Tene will vote all its shares for the election of four directors nominated by Mifalei Sdot-Yam.

●	The parties will use their best efforts to enable each of Mifalei Sdot-Yam and Tene to appoint an observer to the Board.

●
The parties agree that Dr. Ariel Halperin will serve as the chairperson of the Board until June 30, 2024, and thereafter act to appoint Mr. David Reis (who is a Nominee, as set forth in Proposal No. 1) as the new chairperson of the Board.

●
Tene granted Mifalei Sdot-Yam a right of first refusal and Mifalei Sdot-Yam granted Tene certain tag-along rights with respect to their disposition of ordinary shares. If Tene sells more than 3% of the issued and outstanding share capital of the Company without providing Mifalei Sdot-Yam its right of first offer then certain rights contemplated under the September Amendment will terminate, including Tene’s tag-along right.

●
The call option granted by Mifalei Sdot-Yam pursuant to the Term Sheet was not extended and expired on September 9, 2023. The call option contemplated an option to exercise 2,000,000 ordinary shares of the Company.

(4) Based on Schedule 13G/A filed with the SEC on February 14, 2023 by The Phoenix Holdings Ltd., as of December 31, 2022, the Phoenix Holdings Ltd. held shared voting and dispositive power over 3,868,049 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holdings Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G/A filed with the SEC on February 10, 2023 by Global Alpha Capital Management Ltd., as of December 31, 2022, Global Alpha Capital Management Ltd held sole voting power over 2,218,229 ordinary shares, and sole dispositive power over 3,074,555 ordinary shares. The address of the Global Alpha Capital Management Ltd. is 1800 McGill College, Suite 1300, Montreal, Quebec, H3A 3J6, Canada.

(6) Includes 14,029,494 ordinary shares beneficially owned by Tene. As further described above in footnote (2), each of Dr. Halperin, Tene III, Tene III Projects may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 3,589,494 ordinary shares, in each case, beneficially owned by Tene.

(7) Our directors and executive officers hold, in the aggregate, (i) 330,063 options immediately exercisable or exercisable within 60 days from September 19, 2023 with a weighted average exercise price of $16.4 per share and have expiration dates generally seven years after the grant date, and (ii) 2,188 RSUs that vest within 60 days from September 19, 2023.

(8) In addition to the ordinary shares beneficially owned by Dr. Ariel Halperin as described in footnote (2), together with Tene, Tene III and Tene III Projects, Dr. Halperin also holds, directly, options to acquire 66,000 ordinary shares of the Company.

CORPORATE GOVERNANCE

Under our Articles, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting.

Currently, there are nine directors serving on the Board, which includes Dr. Ariel Halperin (chairman), Nurit Benjamini, Lily Ayalon, Roger Abravanel, Dori Brown, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki. Certain changes to the composition of the Board are proposed in Proposal No. 1, including that each of Mr. Tsimchi, Mr. Bober, Mr. Abravanel and Mr. Brown are not nominees for re-election. For additional information regarding the nominees to replace the foregoing outgoing directors, please see Proposal No. 1 herein. If Proposals No. 1 and No. 2 are approved at the Meeting, following the Meeting there will be nine directors serving on the Board.

Our nominating committee of the Board (the “Nominating Committee”) is currently composed of Nurit Benjamini, Lily Ayalon, Ofer Tsimchi and Ronald Kaplan, each of whom has been determined by the Board to be independent under the corporate governance standards of Nasdaq.

At the Meeting, the shareholders will be asked to re-elect five incumbent directors and to elect four new directors, all of whom were recommended by our Nominating Committee and our Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of nine members, five of whom will be independent under the Nasdaq rules. Specifically, our Board has determined that Ronald Kaplan, Ornit Raz, David Reis, Nurit Benjamini and Lily Ayalon meet the independence standards under the Nasdaq rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationship that these directors have with us do not impair their independence.

Our audit committee of the Board (the “Audit Committee”) and the Board further determined that Dr. Ornit Raz also meets the independence requirements of the Companies Law and will serve as an independent director under the Companies Law.

Each of the director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Dr. Ornit Raz, for serving as an independent director under the Companies Law). Additionally, each of the external director nominees, Nurit Benjamini and Lily Ayalon, has certified to us that she complies with all requirements under the Companies Law for serving as an external director. Such certifications will be available for inspection at the Meeting.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Nurit Benjamini and Lily Ayalon has “Accounting and Financial Expertise”. Our Board has further determined that each of Ms. Benjamini and Ms. Ayalon qualifies as an “Audit Committee Financial Expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq rules. Each member of the Audit Committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Audit Committee met eight times since last year’s annual general meeting (excluding written resolutions). The compensation committee of the Board (the “Compensation Committee”) met seven times since last year’s annual general meeting. The Nominating Committee met one time since last year’s annual general meeting. Our Board met 10 times since last year’s annual general meeting. Each of our directors nominated for re-election has attended more than 80% of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our current directors (including external directors, but excluding Dr. Ariel Halperin, Mr. Dori Brown, Mr. Roger Abravanel and Mr. Ronald Kaplan) is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and a fee of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee may not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

 In addition, Mr. Ronald Kaplan is entitled to an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication will be reduced by 50% and for meetings by written consent will be reduced to 25%.

As previously approved by our general meeting of shareholders, Tene Growth Capital 3 Funds Management Company Ltd. (“Tene Management”) provides the Company with certain management services which include the services of Dr. Ariel Halperin as executive chairman of the Board, for an annual fee of NIS 630,000, and of Mr. Dori Brown as a Board member  for an annual fee of NIS 120,000, payable in equal quarterly installments. Mr. Brown is not standing for re-election at the Meeting and, accordingly, the foregoing compensatory arrangement with Tene Management for Mr. Brown’s services will discontinue at the end of his term.

The Participation Compensation and the Annual Fee described above are inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference; provided, however, that with respect to independent directors residing outside of Israel (other than the Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for traveling expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, our shareholders approved a grant of 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board) and a grant of 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of the shareholders approval date. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options in the event we undergo a change of control. As of the date of this Proxy Statement, these options have fully vested.

Further, at our 2020 annual general meeting of shareholders, the shareholders approved a grant of 3,750 options to purchase our ordinary shares to each of our directors, and a grant of 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $11.51, the closing price of our ordinary shares on Nasdaq as of the shareholders approval date. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vested in three (3) equal annual installments, with the first installment vesting on September 17, 2021.  As of the date of this Proxy Statement, these options have fully vested.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our Compensation Policy. In addition, the Company released its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles, and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification as described in ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023, and is available on the SEC website at www.sec.gov.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our current Board as of the date of this Proxy Statement. Each of the categories listed in the table has the meaning ascribed to it in Nasdaq Listing Rule 5605(f).

Country of principal executive office:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did not disclose Gender
Part I: Gender Identity
Directors	3	4	-	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

PROPOSAL ONE

APPROVAL OF THE RE-ELECTION AND ELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect Dr. Ariel Halperin, Ronald Kaplan and Tom Pardo Izhaki and elect Giora Wegman, Ornit Raz, Maxim Ohana and David Reis to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

At the Meeting, each of Ofer Tsimchi, Shai Bober, Roger Abravanel and Dori Brown will cease serving as members of the Board, including participation on any committees thereof (as applicable).

In accordance with the Companies Law, each of Dr. Ariel Halperin, Ronald Kaplan, Tom Pardo Izhaki, Giora Wegman, Ornit Raz, Maxim Ohana and David Reis (the “Nominees”) has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

The Nominating Committee of the Board recommended that each of the Nominees be re-elected or elected, as applicable, at the Meeting for a term to expire at the next annual general meeting of shareholders of the Company.

Biographical information concerning the Nominees is set forth below:

Dr. Ariel Halperin (age 68) has served as our Chairman of the Board since December 2016, after previously serving as a member of the Board from December 2006 to May 2013. Since 2004, Dr. Halperin has served as the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, and since 2000, served as the founding partner in Tenram Investments Ltd., a private investment company engaged in domestic and foreign real estate investments. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, Qnergy Inc., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd., Sharon-Laboratories Ltd., Questar Ltd. (formerly: Traffilog Ltd.) and Designated Holdings Ltd. (Haifa Group Ltd). Dr. Halperin holds a B.A. in Mathematics and Economics and a Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Ronald Kaplan (age 72) has served as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Tom Pardo Izhaki (age 40) has served as our director since September 2019. Ms. Pardo Izhaki has been serving as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

Giora Wegman (age 72) has served as the Chairman of Kibbutz Sdot Yam’s Economic Council since 2020; since 2010, Mr. Wegman has served as a director at Hatnuaa Emek Hefer Ltd. From 2010 to 2020, Mr. Wegman served as our Deputy Chief Executive Officer; from 2008 to 2010, he served as the Financial Manager of Kibbutz Sdot Yam and a member of the Board; from 1988 to 2006, Mr. Wegman held various positions with the Company, including Joint CEO, VP production and Production Manager, and before that he held various positions at Kibbutz Sdot Yam. Mr. Wegman holds a practical mechanical engineer degree from Ruppin College, Israel and a business administration degree from Tel Aviv University, Israel.

Dr. Ornit Raz (age 52) served as the Chief Executive Officer of ELA Beverage Containers Collection Corporation Ltd., the Israeli national recycling corporation from 2020 to 2023. From 2016 to 2020, Dr. Raz served as the Chief Executive Officer of the Israel Institute for Occupational Safety and Hygiene (a national statutory corporation); from 2016 to 2018 she served as Chairman of the Board of Directors of the Israeli Consumer Council (Government Companies Authority) from 2013 to 2015, she served as the Chief Executive Officer of Food Industries Association- Manufactures Association of Israel, and from 2007 to 2013, she served as the Chief Executive Officer of Israel Bio-Organic Agriculture Association. Dr. Raz holds an MSc and PhD from the Technion, Israel Institute of Technology, Faculty of Industrial Engineering Management, specializing in Behavioral and Management Sciences, and a Post Doctorate from the Massachusetts Institute of Technology, Sloan School of Management in Cambridge, Massachusetts, USA.

Maxim Ohana (age 73) previously served as the Chairman of the Board from 2010 to 2013. Mr. Ohana served as chairman of the board of directors of the Economic Council, Kibbutz Sdot Yam from 2008 to 2012. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. and from 1997 to 2000, he served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. and from 1990 to 1993, he served as Chief Executive Officer of Kibbutz Sdot Yam’s businesses and operations. Mr. Ohana holds a diploma in general studies from the Kibbutzim College of Education, Technology and the Arts (Seminar Ha’Kibbutzim), Israel.

David Reis (age 62) has served as a director of Stratasys Ltd. (Nasdaq: SSYS) since June 2013. During his tenure with Stratasys, he also served as vice chairman of the board of directors of Stratasys and as an executive director. Since 2017, Mr. Reis has served as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Seed X Inc. (since 2020) and a director at Scodix Ltd (since 2021). Mr. Reis served as the Chief Executive Officer of Stratasys from March 2009 until June 30, 2016. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision, a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Mr. Reis is also a graduate of the Harvard Business School Advanced Management Program.

If this Proposal No. 1 is approved, following the re-election or election, as applicable, of each of the Nominees, the Nominees will be entitled to the compensation terms set forth in the section herein titled “Corporate Governance”. Additionally, if this Proposal No. 1 is approved, and Proposals No. 3 and No. 4 (as applicable) are approved, the respective Nominee will receive certain equity grants as further described herein.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the re-election of each of Messrs. Dr. Ariel Halperin, Ronald Kaplan and Tom Pardo Izhaki, and the election of Messrs Giora Wegman, Dr. Ornit Raz, Maxim Ohana and David Reis to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

 RE-ELECTION OF EXTERNAL DIRECTORS AND APPROVAL OF CASH COMPENSATION TERMS

At the Meeting, shareholders will be asked to re-elect each of Ms. Nurit Benjamini and Ms. Lily Ayalon as external directors of the Company, for an additional three-year term, commencing on December 1, 2023.

The biographical information for each of Nurit Benjamini and Lily Ayalon appears below:

Nurit Benjamini (age 57) has served as our external director under the Companies Law since December 2020. Ms. Benjamini also currently serves as Partner & Chief Financial Officer of F2 Venture Capital, positions she has held since February 2023. From December 2013 to November 2022, Ms. Benjamini served as the Chief Financial Officer of Crazy Labs Ltd. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (NASDAQ: WIX). From 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (NASDAQ:CGEN). Ms. Benjamini earned both a B.A. degree in economics and business and an M.B.A. in finance from Bar Ilan University, Israel.

Lily Ayalon (age 58) has been serving as our external director under the Companies Law since December 2020. Ms. Ayalon currently is a business consultant and serves on the board of directors of several companies (Discount Investments Corporation Ltd., Hertz Properties Group Limited, Westdale America Limited Meitav Ltd., Haifaport Ltd.) From 2010 to 2015, Ms. Ayalon served as the Senior Deputy Director General of the Government Companies Authority; from 2006 to 2009, she served as the Deputy Chief Executive Officer and Executive Directory of a subsidiary of the New Hamashbir Group Ltd. and from 2004 to 2006, she served as the Chief Financial Officer of Amot Investments. Ms. Ayalon is a certified public accountant and earned both a B.A. degree in accounting and economics and an M.B.A in finance from the Hebrew University of Jerusalem, Israel.

The Company has received a statement from each of Nurit Benjamini and Lily Ayalon in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law. Furthermore, the Board has determined that each of Ms. Benjamini and Ms. Ayalon is financially literate as contemplated by the rules of Nasdaq, and that each meets the requirements of being an independent director for the purpose of the Audit Committee and Compensation Committee pursuant to the rules of the SEC, Nasdaq and the Companies Law. The Board has determined that each of Ms. Benjamini and Ms. Ayalon has accounting or related financial management expertise and qualifies as an “audit committee financial expert” pursuant to the rules of the SEC and Nasdaq, and that each of Ms. Benjamini and Ms. Ayalon has “financial and accounting” expertise pursuant to the rules of the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Israeli Companies Regulations. If duly re-elected by the shareholders, we will pay Ms. Benjamini and Ms. Ayalon the amounts set forth in the section herein titled “Corporate Governance”, which amounts are between the minimum and maximum rates specified in the annexes of the Israeli Companies Regulations. Additionally, if this Proposal No. 2 is approved, and Proposal No. 3 is approved, each of Ms. Benjamini and Ms. Ayalon will receive certain equity grants as further described herein.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-elect each of Ms. Nurit Benjamini and Ms. Lily Ayalon to serve as external directors of the Company, for an additional three-year term, commencing on December 1, 2023, and to approve their terms of cash compensation.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF THE GRANT OF EQUITY-BASED COMPENSATION TO THE
COMPANY’S NON-AFFILIATE DIRECTORS

Background

Under the Companies Law, the terms of compensation of our directors must be approved by our Compensation Committee, Board and shareholders, in that order.

Our Compensation Committee and Board approved grants of options to purchase ordinary shares of the Company to each of Ronald Kaplan, Nurit Benjamini, Lily Ayalon, Ornit Raz and David Reis, subject to his or her election or re-election, as applicable, at the Meeting (each a “Non-Affiliate Director Grantee”). This Proposal No. 3 does not relate to the approval of equity grants to any of our current directors affiliated with a controlling shareholder (as such term is understood under the Companies Law) of the Company.

If approved by the shareholders, each of our Non-Affiliate Director Grantees will be awarded 3,750 options to purchase ordinary shares of the Company (in this proposal, the “Non-Affiliate Director Options”). The grant date of the Non-Affiliate Director Options will be the date of the Meeting. The Non-Affiliate Director Options are intended to create a long-term incentive for our Non-Affiliate Director Grantees.  The exercise price of the Non-Affiliate Director Options will be the closing price of our ordinary shares on Nasdaq as of the date of grant. The Non-Affiliate Director Options will be granted under the 2020 Share Incentive Plan (the “Plan”) and in accordance with the terms and conditions of the Company's form of option award agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution and acceleration in the event of change in control. The Non-Affiliate Director Options will vest in three equal annual installments, subject to the continuous service on the Board on the relevant vesting date. The term of the Non-Affiliate Director Options will be seven years, unless they expire earlier in accordance with the terms of grant.

In evaluating our director compensation arrangements and approving the Non-Affiliate Director Options, our Compensation Committee and the Board considered, among other factors, the desire to align the compensation terms and equity incentives of our directors with the long-term interests of our shareholders and the economic value of the grants based on the proposed terms. In addition, in making their decisions, our Compensation Committee and the Board considered the compensation philosophy and applicable guidelines set forth in our currently effective Compensation Policy. Our Compensation Committee and Board concluded that the proposed grants would appropriately align the long-term interests of our directors with those of our shareholders to continue contributing to our Company's success.

The cash compensation terms of the Non-Affiliate Director Grantees shall remain unchanged as set forth in the section herein titled “Corporate Governance”.

This Proposal No. 3 is consistent with our Compensation Policy and our A&R Compensation Policy (as defined below), to the extent approved pursuant to Proposal No. 6.

For the avoidance of any doubt, in the event any of the Non-Affiliate Director Grantees contemplated in this Proposal No. 3 is not approved for election or re-election, in accordance with Proposals No. 1 and No. 2 (as applicable), such corresponding Non-Affiliate Director Options will not be granted.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve grants of options to each of Ronald Kaplan, Nurit Benjamini, Lily Ayalon, Ornit Raz and David Reis, subject to his or her re-election at the Meeting, as described in the proxy statement, dated September 21, 2023”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

APPROVAL OF THE GRANT OF EQUITY-BASED COMPENSATION TO THE COMPANY’S AFFILIATE DIRECTORS

Background

As discussed herein, certain of our current directors and/or Nominees – including, Dr. Ariel Halperin, Tom Pardo Izhaki, Giora Wegman and Maxim Ohana – are affiliates of controlling shareholders (as such term is understood under the Companies Law) of the Company (the “Affiliate Directors”). Our Compensation Committee and Board approved grants of options to purchase ordinary shares of the Company to each of the Affiliate Directors, subject to his or her election or re-election at the Meeting. Under the Companies Law, the terms of compensation of our directors, including to the Affiliate Directors, must be approved by our Compensation Committee, Board and shareholders, in that order.

If approved by the shareholders, each of the Affiliate Directors will be granted 3,750 options to purchase ordinary shares of the Company (in this proposal, the “Affiliate Director Options”). The terms governing the Affiliate Director Options are the same as the terms governing the Non-Affiliate Director Options, as detailed in Proposal No. 3. In evaluating our director compensation arrangements and approving the Affiliate Director Options, our Compensation Committee and the Board considered, and reached the same conclusions, as those in relation to the Non-Affiliate Director Options.

In evaluating our director compensation arrangements and approving the Affiliate Director Options, our Compensation Committee and the Board considered, among other factors, the desire to align the compensation terms and equity incentives of our directors with the long-term interests of our shareholders, and the economic value of the grants based on the proposed terms. In addition, in making their decisions, our Compensation Committee and the Board considered the compensation philosophy and applicable guidelines set forth in our currently effective Compensation Policy. Our Compensation Committee and Board concluded that the proposed grants would appropriately align the long-term interests of our directors with those of our shareholders to continue contributing to our Company's success.

The approval of the Affiliate Director Options to each of the Affiliate Directors is considered a related party transaction under the Companies Law and therefore subject to a special majority vote requirement, as described under “Quorum and Required Vote” above.

This Proposal No. 4 does not pertain to the approval of any changes to the cash compensation currently given to the Affiliate Directors, and, accordingly, the cash compensation terms of the Affiliate Directors shall remain as set forth in the section herein titled “Corporate Governance”.

This Proposal No. 4 is consistent with our Compensation Policy and our A&R Compensation Policy, to the extent approved pursuant to Proposal No. 6.

For the avoidance of any doubt, in the event any of the Affiliate Directors contemplated in this Proposal No. 4 is not approved for election or re-election, in accordance with Proposal No. 1 and No. 2 (as applicable), such corresponding Affiliate Director Options will not be granted.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve grants of options to each of Dr. Ariel Halperin, Tom Pardo Izhaki, Giora Wegman and Maxim Ohana, subject to his or her re-election at the Meeting, as described in the proxy statement, dated September 21, 2023”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

APPROVAL OF THE EMPLOYMENT TERMS OF
MR. YOSEF (YOS) SHIRAN, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

On March 8, 2023, the Board approved the appointment of Mr. Yosef (Yos) Shiran as Chief Executive Officer of the Company, effective as of March 16, 2023 (the “Effective Date”).

As required under the Companies Law, the employment terms of a chief executive officer require the approval of the company’s shareholders pursuant to a special majority. Given that Mr. Shiran assumed his role on March 16, 2023, the Board resolved that, in accordance with the Companies Law, Mr. Shiran will assume the same terms of employment as the Company’s then outgoing Chief Executive Officer, Mr. Yuval Dagim, until Mr. Shiran’s new terms of employment are presented to the shareholders for approval at the Company’s annual general meeting in 2023.

Accordingly, at the Meeting our shareholders will be asked to approve the following proposed employment terms of Mr. Shiran, the Company’s current Chief Executive Officer, which, upon such approval, will replace Mr. Shiran’s existing terms of employment. Further, in the event that the shareholders approve this Proposal No. 5, Mr. Shiran will be compensated retroactively to the Effective Date in accordance with the below employment terms such that Mr. Shiran will receive the difference between the amounts paid to him since the Effective Date (which, as noted above, follow the terms of employment of Mr. Yuval Dagim, our previous Chief Executive Officer) until the close of the Meeting.

a.	Monthly gross salary of NIS 214,000 (approximately US$ 55,000) plus customary social benefits.

b.
Signing bonus of up to NIS 1 million (approximately US$260,000), of which (i) NIS 400,000 was paid to Mr. Shiran upon his joining the Company, (ii) NIS 100,000 will be paid following the approval of this Proposal No. 5 at the Meeting, and (iii) NIS 500,000 will be paid on the first anniversary of the Effective Date at the discretion of the Board following an assessment of Mr. Shiran’s performance.

c.
Annual Cash Bonus of up to US$1,200,000 (the “Annual Cash Bonus”) for each fiscal year following 2023 (the cash bonus mechanism for the fiscal year 2023 is set forth below), based on the following formula and terms:

i.	For the purpose of calculating the Annual Cash Bonus, the following terms shall be prescribed with the following meanings:

1.
“Adjusted EBITDA” shall mean the Adjusted EBITDA as currently reported by the Company, provided that in any event, for the purpose of calculating the Annual Cash Bonus, the Adjusted EBITDA shall exclude litigation and settlement costs associated with hazardous dust claims;

2.	“Threshold EBITDA” shall mean 2022 adjusted EBITDA;

3.
“OCF Growth” shall mean year-over-year growth in cash flow generated from operating activities; provided, however, that if the Company’s cash flow is negative, the baseline variable used for calculating year-over-year growth will be zero (i.e., the difference between zero and the positive OCF variable), and not the negative OCF variable;

ii.	EBITDA related bonus: an amount equal to 2% of the difference between achieved Adjusted EBITDA and the Threshold EBITDA, which bonus amount shall not exceed US$800,000.

iii.	OCF Growth related bonus: an amount equal to 2% of OCF Growth, which bonus amount shall not exceed US$800,000.

iv.	For the fiscal year 2023, Mr. Shiran shall be entitled to a bonus of up to $900,000 based on the following:

1.
EBITDA related bonus: an amount equal to 3% of the difference between achieved Adjusted EBITDA during the second half of 2023 and the Adjusted EBITDA achieved during the second half of 2022, which bonus amount shall not exceed US$600,000.

2.	OCF Growth related bonus: an amount equal to 3% of OCF Growth during the second half of 2023, which amount shall not exceed US$600,000.

3.	results of any inorganic change (such as merger, acquisition, divestiture, etc.) will be excluded from any bonus calculations for the first twelve months following the closing of such change.

d.
Initial grant of 1,000,000 options to purchase ordinary shares of the Company in accordance with the Plan, with an exercise price equal to $4.68 (the “Initial Grant”).

An additional grant of 200,000 options to purchase ordinary shares to be made on the first anniversary of the Effective Date in accordance with the Plan, with an exercise price equal to the closing bid price of the ordinary shares of the Company on such date (the “Anniversary Grant”).

In addition, options granted under the Initial Grant and the Anniversary Grant (together, the “CEO Grants”) shall be subject to the following terms:

i.
The CEO Grants will vest over a period of four years, whereby 6.25% of the options will vest on a quarterly basis, provided however that if the options have not fully vested prior to Mr. Shiran’s final date of employment, the options will vest on a daily basis relative to the number of days remaining of his employment.

ii.
Accelerated Vesting: in the event that prior to the vesting of all options granted as part of the CEO Grant, an acquisition of the Company or an asset transfer of all or substantially all of the assets of the Company (collectively, “M&A Event”) will occur, while Mr. Shiran is employed by the Company and holds the position of the Company’s Chief Executive Officer, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Shiran’s unvested options will become fully vested and exercisable. The foregoing acceleration mechanism was approved by our Compensation Committee and Board, among other things, in light of recent rulings rendered by the Israeli Tax Authority to the effect that any income from a “double trigger” acceleration ought to be classified as ordinary income and taxed as such (up to 53% tax and additional national insurance payments).

e.	Arrangements upon the termination of employment of Mr. Shiran, including:

i.	advance notice of ninety (90) days in the event of termination without cause or in the event of resignation (the “Notice Period”);

ii.
an adjustment period whereby if such termination or resignation occurs during the first twelve months of Mr. Shiran’s employment then the adjustment period shall be six months, and if such termination or resignation occurs following the first twelve months then the adjustment period shall be nine months (the “Adjustment Period”);

iii.
during both the Notice Period and Adjustment Period, Mr. Shiran’s relationship with the Company will remain that of an employee-employer, and Mr. Shiran will remain entitled to all terms and benefits set forth above, including bonuses and equity grants.

f.
Mr. Shiran’s employment agreement includes additional customary provisions, such as non-competition, non-solicitation, confidentiality, intellectual property assignment, participation in Company insurance plans (including its education fund, or Keren Hishtalmut) and reimbursement of expenses, and 25 days of annual vacation days.

The Compensation Committee and Board approved the terms described above as they believe that it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy. The Compensation Committee and Board reviewed and considered a comprehensive benchmark analysis prepared by an independent reputable compensation advisor, Mr. Moshe Zviran. (“Zviran”), in connection with the terms of compensation of chief executive officers of 26 peer group companies. The foregoing peer group was constructed with careful consideration and represents an appropriate comparison pool, based on Israeli publicly-traded companies (Nasdaq, TASE or dual-listed), with global operations and similar revenues scope. According to Zviran’s benchmark analysis, Mr. Shiran’s total compensation ranges between the 30th and 85th percentiles (depending on his performance-based compensation and the Company’s share performance in connection with his equity-based compensation) in comparison to the chief executive officers of the above-mentioned group of 26 peer companies.

Biographical information concerning Mr. Shiran is set forth below:

Mr. Yosef Shiran (age 61) has over 25 years of experience serving as chief executive officer with international industrial companies in various fields, and he served as the Company’s Chief Executive Officer from January 2009 until August 2016. During Mr. Shiran’s previous tenure as Chief Executive Officer of the Company, the Company established its global footprint and completed its initial public offering on Nasdaq in March 2012. He later led the acquisition of distributors in the US, Canada, Singapore and increased sales and profits substantially. Mr. Shiran also currently serves as chairman of the board of directors of SENSEQ Ltd. From August 2021 until July 2023, Mr. Shiran served as an external director of Ackerstein Group Ltd. (TASE:ACKR). Prior to his initial tenure as the Company’s Chief Executive Officer, from 2001 until 2008, Mr. Shiran served as chief executive officer and director of Tefron Ltd. (NYSE: TFR). Prior to that, from 1995 until 2000, Mr. Shiran was chief executive officer at Technoplast Industries Ltd., and a manager at Nissim Gaon Group from 1991 until 1995. Mr. Shiran holds a B.Sc. in Industrial Engineering from Ben-Gurion University, and an MBA in Finance and Marketing from Bar-Ilan University.

Proposed Resolution:

We are therefore proposing to adopt the following resolution:

 “RESOLVED, that the terms of employment of Mr. Yosef (Yos) Shiran, as the Chief Executive Officer of the Company as of March 16, 2023, as detailed in the proxy statement dated September 21, 2023, be, and hereby are, approved in all respects.”

Required Vote:

See “Quorum and Required Vote” above.

Board Recommendation:

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL SIX

APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY

Background

At the Meeting, we will propose that our shareholders approve an amended and restated Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as described below (the “A&R Compensation Policy”). Other than the Clawback Clause (as defined below), there are no other proposed changes contemplated under the A&R Compensation Policy in relation to the current Compensation Policy. Notwithstanding the foregoing, our Compensation Committee examined the factors to be considered in determining a company’s compensation policy as set forth in the Companies Law, and formulated the proposed A&R Compensation Policy. Our Board then considered and approved the A&R Compensation Policy, following its own examination of the compensation factors set forth in the Companies Law, and is recommending the A&R Compensation Policy to the shareholders at the Meeting for their approval.

In accordance with the Companies Law, our Compensation Policy should be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders. The A&R Compensation Policy, if approved in accordance with the foregoing procedure, will remain effective for three years following the date of the Meeting.

If approved, the A&R Compensation Policy will serve as our new compensation policy for all of our executive officers and directors following the date of the Meeting. According to the Companies Law, even if the shareholders do not approve the A&R Compensation Policy, the Compensation Committee and the Board may thereafter approve the A&R Compensation Policy, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed A&R Compensation Policy and taking into account the opposition of the shareholders, among other things, in accordance with the requirements set forth in the Companies Law.

Included in the A&R Compensation Policy, which already includes a compensation recovery clause (“Clawback Clause”), is the acknowledgment that we intend to adopt and comply with the newly adopted Nasdaq rules requiring listed companies to adopt a standalone clawback policy (the “Clawback Policy”) by the end of this year.

The proposed amendment determines that the Clawback Policy will not be limited in terms or substance compared to the Clawback Clause. In cases where there are inconsistencies between the Compensation Policy and the Clawback Policy, the latter shall take precedence, except for any mandatory requirements of the Companies Law. For clarification, no amendments to, or further corporate approvals for, the Compensation Policy will be required in connection with the adoption or subsequent amendments of the Clawback Policy.

The foregoing summary is qualified in its entirety by reference to the full text of the A&R Compensation Policy, which is marked against the Compensation Policy and attached as Appendix A hereto.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an amended and restated Compensation Policy for Executive Officers and Directors, as described in the proxy statement, dated September 21, 2023, and as set forth in Appendix A attached thereto.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL SEVEN

AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION
At the Meeting, shareholders will be asked to approve certain amendments to the Articles.

The proposed amendments to the Articles, which include the amendments described in this Proposal 7, are attached to the Proxy Statement as Appendix B. The Board has reviewed the proposed amendments and has determined that they are in the best interests of the Company and its shareholders, as detailed below.

The following are the main proposed changes to our Articles:

Shareholder Proposal Request

Article 48 provides for a process under which a 1% shareholder may add matters to the agenda of a general meeting convened by the Company, and is intended to ensure the appropriateness and completeness of such items. The proposed Article 48 expands the procedural requirements pursuant to which such 1% shareholder may add matters to the agenda of a general meeting of the shareholders, and would extend these provisions, with the necessary changes, to agenda items included in general meetings convened by a Company’s shareholder who holds at least 5% of the Company’s shares pursuant to Section 63(b)(2) of the Companies Law. Under the proposed Article 48, any amendments to this Article will require the approval of a majority of at least 65% of the total voting power of the Company’s shareholders.

Quorum Requirements

Under the current Articles, the requisite quorum is 25% of the Company’s shares entitled to vote at a general meeting of the shareholders, whereas under the proposed amendment to Article 51 the requisite quorum will be 33 1/3% (the quorum requirement for domestic filing companies under Nasdaq current corporate governance rules) unless the Company qualifies as a “foreign private issuer” under U.S. federal securities laws and the general meeting is convened pursuant to a resolution of the Board, in which case the requisite quorum will be 25% of the Company’s shares entitled to vote at a general meeting of the shareholders.

Adjourned Meetings

The proposed Article 52 provides that if a general meeting of the shareholders was convened pursuant to the request of a shareholder(s), in accordance with the Articles and the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request, will constitute a quorum; however, at any other adjourned meeting, any shareholder present in person or by proxy, will constitute a quorum.

Amendments to Articles

The proposed Article 56 requires that, in addition to the stated required majority under the Articles and/or Companies Law, any amendment to the Articles following the Meeting shall first require the approval of a majority of the members of the Board.

Size of the Board

Article 70 in our current Articles provides that our Board shall consist of no less than seven members and no more than 11 members (including external directors). The proposed Article 70 maintains the same limitations on the size of the Board, however the proposed Article 70 states that the Board may redetermine the size of the Board, from time to time, and any amendments to the foregoing shall require the approval of a majority of at least 65% of the total voting power of the Company’s shareholders.

Vacancy Mechanism

The proposed Article 72 provides that vacancies on our Board (whether due to a director no longer serving or due to the number of directors serving being less than the number determined by the Board pursuant to Article 70) may be filled by a vote of a simple majority of directors then in office. Any director so appointed will hold office until the next annual general meeting of our shareholders. Under the proposed Article 72, any amendments to this Article will require the approval of a majority of at least 65% of the total voting power of the Company’s shareholders.

Forum for Adjudication of Disputes

The proposed Article 114 provides that the federal district courts of the United States shall be the exclusive forum for all complaints asserting causes of action arising under the Securities Act of 1933, as amended, unless the Company consents in writing to an alternative forum. This provision does not apply to any claim asserting a cause of action arising under the Exchange Act. The proposed amendments also provide that the competent courts in Tel Aviv, Israel shall be the exclusive forum for all derivative actions or proceedings brought on behalf of the Company, any actions asserting a breach of fiduciary duty owed by any of the Company's directors, officers, or other employees to the Company or shareholders of the Company, or any actions asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968, and the regulations promulgated thereunder, unless the Company consents in writing to an alternative forum.

The proposed Articles also include various technical changes as well as the removal of references that are no longer applicable to the Company.

The foregoing summary is qualified in its entirety by reference to the full text of the proposed Articles, which is marked against the current Articles and attached as Appendix B hereto.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve certain amendments to the Company’s Article of Association, as described in the proxy statement, dated September 21, 2023, and as set forth in Appendix B attached thereto.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL EIGHT

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2023, and its service until the annual general meeting to be held in 2024, and to authorize the Board upon recommendation of the Audit Committee (or the Audit Committee if so authorized by the Board of Directors), to determine the compensation of the auditors in accordance with the volume and nature of their services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2022	2021
	(in thousands of U.S. dollars)
Audit fees (1)	$743	$789
Audit-related fees (2)	1	103
Tax fees (3)	82	128
All other fees (4)	193	72
Total	$1,019	$1,092

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2022 and 2021, and its internal control over financial reporting as of December 31, 2022, and 2021 certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)
“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to supply chain consulting, government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) (the “Auditors”) as the independent auditors of the Company for the year ending December 31, 2023, and its services until the close of the Company’s next annual general meeting to be held in 2024, and that the board of directors of the Company (or the Audit Committee if so authorized by the Board of Directors) be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

                 The Company’s Annual Report, filed on Form 20-F with the SEC on March 15, 2023, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the ‘Investor Relations’ section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: /s/ Dr.Ariel Halperin Dr. Ariel Halperin Chairman of the Board

Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel
September 21, 2023

CAESARSTONE LTD.

ARTICLES OF ASSOCIATION

(As last amended on ~~September 24, 2019~~ _______________, 2023)

ARTICLES OF ASSOCIATION
of
CAESARSTONE LTD.

INTERPRETATION

1.	In these Articles the following terms shall bear the meanings set opposite to them, unless inconsistent with the subject or context:

T E R M S	M E A N I N G S
Administrative Procedure
A procedure pursuant to chapters H3 (Monetary Sanction of the Securities and Exchange Commission), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures, under circumstances) to the Securities Law, 5738 – 1968, as amended from time to time.

Articles	These Articles of Association as may be amended from time to time.
Auditor	As defined under the Law.
Board	The Board of Directors of the Company.
Business Day	Sundays to Thursdays, save for public holidays in the State of Israel.
CEO	Chief Executive Officer, also referred to under the Law as the general manager.
Class Meeting	A meeting of the holders of a class of shares.
Chairman	Chairman of the Board.
Company	Caesarstone Ltd.
Companies Regulations	All regulations promulgated from time to time under the Companies Law, as shall be from time to time.
Distribution	As defined under the Law.
External Director Independent Director
As defined under the Law.
As defined under the Law and/or as defined under the applicable corporate governance standards of the Nasdaq Stock Market and the independence requirements of Rule 10A-3 of the U.S Securities Exchange Act of 1934 as amended (in each case, as may be amended or replaced from time to time)

T E R M S	M E A N I N G S
The Law or the Companies Law	The Israeli Companies Law, 5759 – 1999, as the same shall be amended from time to time and any other law that will replace it and the Companies Regulations.
NIS	New Israeli Shekel.
The Office	The registered office of the Company as may be re-located from time to time.
Office Holder	As defined under the Law.
Ordinary Shares	The Company’s Ordinary Shares.
Register	Shareholders Register maintained by or on behalf of the Company including any other branch register(s) as required by law, as the case may be.
Shareholder	As defined under the Law.
Simple Majority
A majority of more than fifty percent (50%) of the votes cast by those Shareholders present and voting at the meeting in person, by proxy or by a voting instrument, not taking into consideration abstaining votes.

Statutes
The Law, the Israeli Companies Ordinance (New Version) 1983, the Securities Law, 5738 – 1968 (the “Securities Law”) and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. Federal laws and regulations), and rules of any stock market in which the Company’s shares are registered for trading as shall be in force from time to time and to the extent applicable to the Company.

T E R M S	M E A N I N G S
Tene	Tene Investment In Quartz Surfaces L.P.
Tene Director
A member of the Company’s Board suggested by Tene and nominated by the Shareholders of the Company, in accordance with Section 2.1 to the Letter of Understandings for a Voting Agreement, dated October 21, 2010, by and between the shareholders of the Company as of such date.

Except as otherwise provided above or elsewhere under these Articles, any word or expression mentioned herein shall have the meaning ascribed to them under the Law, and if not applicable, the meaning ascribed to them under the Companies Regulations, and if not applicable, the meaning ascribed to them under the Securities Law, and if not applicable, the meaning ascribed to them under the Securities Regulations promulgated under the Securities Law (herein the “Securities Regulations”), and if not applicable, the meaning ascribed to them under any other applicable law – in all cases if the meaning set forth therein does not contradict the purpose or the context of the relevant provision.

2.
Words importing the singular shall include the plural, and vice-versa. Words importing the masculine gender shall include the feminine gender; and words importing persons shall include corporate bodies.

3.
The specific provisions of these Articles supersede the provisions of any of the applicable Statutes to the extent permitted by Statute.  Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

NAME OF THE COMPANY

4.	The name of the Company is Caesarstone Ltd.

PURPOSE

5.	The Company may engage in any lawful business.

PUBLIC COMPANY

6.	The Company is a public company as such term is defined in the Companies Law.

LIMITED LIABILITY

7.
The liability of each of the Company’s Shareholders for the Company’s debts is limited to the full payment of the nominal value (subject to section 304 of the Law) of the shares in the Company held by such Shareholder and which remains unpaid, and only to that amount.  If at any time the Company shall issue shares with no nominal value, the liability of the Shareholders shall be limited to the payment of the amount which the Shareholders should have paid the Company in respect of each share in accordance with the conditions of such issuance.

CAPITAL, SHARES AND RIGHTS

8.	The registered share capital of the Company consists of 200,000,000 Ordinary Shares each of NIS 0.04 par value.
9.	All issued and outstanding shares of the Company are of the same class and are of equal rights between them for all intents and purposes concerning the rights set forth below.
10.
Each issued Ordinary Share entitles its holder to the rights as described below:

10.1 The equal right to participate in and vote at the Company’s general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, by proxy, or by a voting instrument, to one vote.

10.2 The equal right to participate in any Distribution.

10.3 The equal right to participate in the Distribution of assets available for Distribution in the event of liquidation of the Company.

11. 12.
If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.
Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

13.
A Shareholder shall not be entitled to rights as a Shareholder with respect to a share held by him, including the right to any Distribution, unless said Shareholder fully paid all sums in accordance with the conditions of the issuance of such a share, including interest, linkage and expenses, if any, and all unless otherwise determined by the Board.

CALLS ON SHARES

14.
Subject to the terms of issuance, the Board may make calls on the Shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal amount (subject to section 304 of the Law)) and each Shareholder shall (subject to his receiving at least fourteen days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the Board may decide.

15.	Any call may be made payable in one sum or by installments and shall be deemed to be made at the time when the resolution of the Board authorizing that call is passed.
16.	A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.
17.	The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.
18.
If a call is not paid before or on the due date for payment, the person from whom it is due shall pay interest on the amount unpaid from the due date for payment to the date of actual payment at such rate as the Board may decide, but the Board may waive payment of the interest, wholly or in part.

19.
A sum which by the terms of allotment of a share is payable on allotment, or at a fixed time, or by installments at fixed times, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date or dates fixed for payment and, in case of non-payment, the provisions of these Articles shall apply as if that sum had become payable by virtue of a call.

20.	On any issue of shares the Board may make arrangements for a difference between the Shareholders in the amounts and times of payment of calls on their shares.
21.
The Board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the Board and the Shareholder paying the sum in advance all subject to any applicable statute.

FORFEITURE AND SURRENDER

22.
If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

23.
Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board may nullify such resolution of forfeiture, but no such nullification shall stop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

24.
Without derogating from any other provision under these Articles, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

25.	The Company, by resolution of the Board, may accept the voluntary surrender of any share.
26.
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board deems fit.

27.
Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, and shall return all relevant share certificates to the Company immediately. However, such Shareholder shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, and the Board, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

28.
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board from re-exercising its powers of forfeiture pursuant to this Article 28.

SHARE CERTIFICATES

29.
A Shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the issuance or registration of the Shares, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such Shareholder.  In the event of a jointly held share, the Company shall issue (at such request) one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them.  Every certificate shall bear the Company’s seal and be signed by two Office Holders of the Company, or one director and the Company’s secretary or by any other person appointed by the Board for such purpose.

30.
The Company may issue un-certificated shares, provided however, that each holder of shares shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such holder, to several certificates, each for one or more of such shares.

31.
The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

32.
Except as otherwise provided in these Articles, the Company shall treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

33.
To the extent required by the Law, a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be considered a share holder for the purposes of the Companies law.

TRANSFER OF SHARES

34.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific Shareholder, the shares shall be freely transferable.
35.
Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the Shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

36.
The Board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of a share not fully paid up or any transfer of a share on which the Company has a lien provided always that the refusal is not such as to prevent trading of the shares in any stock exchange.

37.	If the Board refuses to register a transfer of a share, it shall within two weeks after the date on which the transfer was lodged send to the transferee notice of the refusal.
38.
The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the Shareholders of such decision.

TRANSMISSION OF SHARES

39.
In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a Shareholder, the legal successors of such Shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

40.
The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

ALTERATIONS OF THE REGISTERED CAPITAL

41.	(a) Subject to the Statutes, a ~~General Meeting~~general meeting of Shareholders may from time to time resolve to:

(1)
Alter or add classes of shares that shall constitute the Company’s authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations.

(2)	Increase the Company’s registered share capital by creating new shares either of an existing class or of a new class.

(3)	Consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares.

(4)	Cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares.

(5)	Reduce the Company’s share capital and any reserved fund for redemption of capital.

(b)	In executing any resolution adopted according to Article 41(a) above, the Board may, at its discretion and subject to the provisions of applicable ~~Statues~~Statutes, resolve any related issues.

(c)
If as a result of a consolidation or split of shares authorized under these Articles, fractions of a share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act in any manner it deems fit, including:

(1)
Determine that fractions of shares that do not entitle their owners to a whole share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)
Allot to every Shareholder, who holds a fraction of a share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 41(c)(2) above, including on account of bonus shares; and/or

(4)
Determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a share fraction or that they may receive a whole Share with a different par value than that of the fraction of a share.

42.
Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

43.
If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class).

44.
The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

45.
The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being.

GENERAL MEETINGS

46.
(a)     Annual general meetings shall be held at least once every calendar year in Israel at such exact place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such annual general meetings shall be called “Annual Meetings” and all other general meetings of the Company shall be called “Special Meetings”.

(b)	The ~~annual meeting~~Annual Meeting shall be convened in order to pass resolutions on the following matters:

(1)	The ~~appointment~~election or re-election of directors and the termination of their office;

(2)	The appointment of the Auditor or the renewal of ~~his~~its office and the authorization of the Board to determine ~~his~~its remuneration.

(3)	Any other business required pursuant to these Articles or the Law, and any other matter as shall be determined by the Board.

(c)
The ~~annual meeting shall review the~~ financial statements ~~and~~shall be presented at the Annual Meeting in addition to the Board’s report and shareholders shall receive an update regarding the Auditor’s remuneration for the past year.

47.
The Board may convene a Special Meeting ~~by its resolution~~in accordance with the Companies Law, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to ~~request~~demand such meeting under applicable law

Any request from a Shareholder for convening a ~~meeting~~Special Meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company’s registered offices.

48.
In addition, subject to the Law, one or more shareholders holding not less than 1% of the voting rights at the ~~general meeting may request the board to include a subject on the agenda of a general meeting to be convened in the future, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the Shareholders making the request; (b) a representation that the Shareholders are holders of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intending~~General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that Board include a subject on the agenda of a General Meeting to be convened in the future, provided that the Board determines that the matter is appropriate to be considered in a general meeting (a “Proposal Request”). In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws, and the Proposal Request must comply with the requirement of these Articles (including this Article 48) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Corporate Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a general meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following:: (a) the name and address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (b) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the ~~said~~Proposing Shareholders and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; ~~and~~ (d) a declaration that all the information that is required under the Law and any other applicable law ~~to be provided to the Company in connection with such subject, if any, has been  provided.~~and stock exchange rules and regulations to be provided to the Company in connection with such subject, if any, has been provided; (e) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (f) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before the general meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the general meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any). In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that such nominee meets the requirements of the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Proposing Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a ~~general meeting~~General Meeting, as the Board may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to this Article 48 shall be updated as of (i) the record date of the general meeting, (ii) five business days before the general meeting, and (iii) as of the general meeting, and any adjournment or postponement thereof.

The provisions of this Article 48 shall apply, mutatis mutandis, to any matter to be included on the agenda of a general meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law and Article 47.

Notwithstanding anything to the contrary herein, this Article 48 may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority of at least 65% of the total voting power of the Shareholders.

49.	Subject to applicable law, the Board shall determine the agenda of any ~~general meeting~~General Meeting

Notice of General Meetings

50.	Unless it is compulsory by the Law, Statutes or these Articles, the Company shall not give its registered shareholders notice of a general meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

51.
No business shall be transacted at any ~~general meeting~~General Meeting of the Company unless a quorum of Shareholders is present at the opening of the meeting.

~~Except as provided in the following Article with regard to an Adjourned Meeting, the quorum for any general meeting shall be the presence of at least two Shareholders in person or by proxy or by a voting instrument, holding 25% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting.~~
In the absence of contrary provisions in these Articles, the requisite quorum for any general meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Articles 14 - 21 hereof), present in person or by proxy and holding shares conferring in the aggregate at least thirty- three and one-third percent (33⅓%) of the voting power of the Company, provided, however, that if (i) such general meeting was initiated by and convened pursuant to a resolution adopted by the Board and (ii) at the time of such general meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum shall be two or more Shareholders (not in default in payment of any sum referred to in Articles 14 - 21 hereof) present in person or by proxy and holding Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, shall constitute a quorum of general meetings. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

52.
If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the ~~general meeting~~General Meeting shall stand adjourned one week thereafter at the same time and place (“Adjourned Meeting”), and the Company shall not be obligated to give notice to the Shareholders of the Adjourned Meeting, or to such other day, time and place as the Board may decide, if so specified in the notice of the general meeting. At such Adjourned Meeting, any number of Shareholders shall constitute a quorum for the business for which the original meeting was called. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon request under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

Chairman of the General Meeting

53.
The Chairman shall preside as the chairman at every ~~general meeting~~General Meeting. However, if there is no such Chairman or if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed, or is unwilling to act as ~~chairman~~Chairman, then the Board members present at the meeting shall choose one of the Board members as ~~chairman~~Chairman of the ~~meeting~~General Meeting and if they shall not do so then the Shareholders present shall choose a Board member, or if no Board member is present or if all the Board members present decline to take the chair, they shall choose any other person present to be ~~chairman~~Chairman of the ~~meeting~~General Meeting.

54.
The Chairman may, with the consent of a ~~general meeting~~General Meeting at which a quorum is present, and shall, if so directed by the ~~general meeting~~General Meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no Shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an Adjourned Meeting. No business shall be transacted at any Adjourned Meeting other than the business which might have been transacted at the ~~meeting~~General Meeting from which the adjournment took place.

55.
A vote in respect of the election of the ~~chairman~~Chairman of the ~~meeting~~General Meeting or regarding a resolution to adjourn the ~~meeting~~General Meeting shall be carried out immediately. All other matters shall be voted upon during the ~~meeting~~General Meeting at such time and order as decided by the ~~chairman~~Chairman.

VOTE OF SHAREHOLDERS

56.
All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the ~~Statues~~Statutes or  these Articles, ~~alteration or~~any amendment of these Articles shall require, in addition to a Simple Majority. of the General Meeting, also the approval of the Board of Directors with the affirmative vote of a majority of the then serving Directors.

57.
A declaration by the ~~chairman~~Chairman of the ~~meeting~~General Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority as well as an entry to that effect in the minutes of the ~~meeting~~General Meeting shall be prima facie evidence thereof.

58.	The Chairman of the General Meeting will not have an additional and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.
59.
If two or more persons are registered as joint holders of any share, the vote of the senior one who tenders a vote, whether in person or by proxy or by a voting instrument, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose, seniority shall be determined by the order in which the names of the joint holders stand in the Register.

60.	Shareholders may vote at shareholders meetings either in person, by proxy or, by a voting instrument. A proxy need not be a Shareholder of the Company.
61.
The instrument appointing a proxy shall be in writing duly signed by the appointer or his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity.

Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be substantially in the following form and at any rate in a form satisfactory to the Company.  Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal, stamp or printed name or the hand of its duly authorized agent(s) or attorney(s).

“I _________________ (Name of Shareholder) of ____________ (Address of Shareholder) being a shareholder of Caesarstone Ltd., hereby appoint __________ as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ____ day of __________, 20__ and at any Adjourned Meeting(s) thereof.

Signed this ____ day of ______________, 20___.
______________________
 (Signature of Appointer)”

62.
Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. Notwithstanding the above, the chairman of the meeting shall have the right to waive the time requirement provided above with respect to all instruments of appointment and to accept any and all instruments of appointment until the beginning of a general meeting. The instrument of appointment shall automatically terminate and cease to be of any force or effect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date.

63.
A proxy may be appointed in respect of all or some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy but not more than three proxies on a person’s behalf, each empowered to vote by virtue of a portion of the shares held by such Shareholder.

64.
A Shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder.

65.
A Shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a voting instrument furnished by the Company. A voting instrument may include resolutions pertaining to such issues which are permitted to be included in a voting instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a voting instrument. A Shareholder voting through a voting instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

66.	The ~~chairman~~Chairman of the ~~meeting~~General Meeting shall be responsible for recording the minutes of the ~~general meeting~~General Meeting and any resolution adopted.
67.	The provisions of these Articles relating to ~~general meetings~~General Meetings shall~~,~~  apply, mutatis mutandis, ~~apply~~ to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

68.
The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company’s policies and supervision over the execution of the powers and responsibilities of the Chief Executive Officer, including the nomination and termination of the Chief Executive Officer, ~~by a Simple Majority of~~subject to the ~~members~~provisions of the ~~Board~~Statutes. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company

69.
~~Notwithstanding the aforementioned, during a period of 12 months following the consummation of the Initial Public Offering of the Company’s shares (IPO), termination of the Company’s Chief Executive Officer’s engagement with the Company will be subject to a resolution approved by a Simple Majority of the Board, which approval shall include the affirmative vote of the Tene Director, in case a Tene Director serves on the Board at such time.~~

70.
The number of directors on the Board shall be no less than seven (7) but no more than eleven (11), ~~and~~as determined from time to time by the Board, and, to the extent required by the Companies Law, shall include at least two External Directors. Subject to any applicable law, in a resolution approved by a ~~Simple Majority, the general meeting~~majority of at least 65% of the total voting power of the Company’s shareholders, the General Meeting is entitled, at any time and from time to time to change the minimum and or maximum number of directors as stated above.

71.
~~The~~ Directors shall be elected at the Annual Meeting ~~shall elect annually,~~ by a Simple Majority, ~~all Directors~~ other than the External Directors, which will be elected or removed pursuant to the Law and shall be governed by all the relevant provisions of the Law which apply to External Directors ~~and other than the Independent Directors in office at the time of the IPO who were nominated by the General Meeting for a period of up to three years.~~  .

72.
~~The directors who are serving in office shall be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, becomes less than the minimum set forth in these Articles, the remaining directors or the remaining director shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the Board or of convening a general meeting, but not for any other purpose.~~The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the number determined by the Board under Article 70 hereof). In the event of one or more such vacancies in the Board, the continuing Directors may continue to act in every matter, provided, however, that if the number less than the minimum number provided for pursuant to Article 70 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 70 hereof, or in order to call a general meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office. Notwithstanding anything to the contrary herein, this Article 72 may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority of at least 65% of the total voting power of the Company’s shareholders.

73.	(a) A general meeting may remove a director from office prior to the expiry of his or her term in office (“Removed Director”), as described below:

1.	By a Simple Majority vote (except for External Directors – who may be dismissed only as set forth under the Law); or

2.
By a Simple Majority vote with respect to any director that violates a prudence duty or a fiduciary duty to the Company, provided that the Removed Director shall be given a reasonable opportunity to state his or her case before the general meeting.

(b) Should a director have been removed from office as set forth in subsection (a) above, the ~~general meeting~~General Meeting shall be entitled, in the same session, to elect another director in his or her stead. Should it fail to do so, the Board shall be entitled to do so, pursuant to the provisions of Article 72 above.

(c) Any director who shall have been appointed by way of a resolution as stated in subsection (b) above shall serve in office for the period remaining of the term in office of the Removed Director and shall be qualified to be re-elected.

74.
The term of office of a director shall commence or shall cease, as the case may be: (i) on the closing of the Annual Meeting appointing or removing such Director as applicable, (ii) on the date of such director’s election by the general meeting pursuant to Article 73 (b) above, or (iii) on the date determined by the Board ~~or on a later date, should~~if such director is appointed pursuant to Article 72, or such other date ~~be~~ determined ~~in~~by the Board if authorized pursuant to a resolution of ~~appointment of~~ the general meeting ~~or of the Board~~.

75.
~~Any director who shall have ceased from serving as a director, shall be qualified to be re-elected – unless a limitation affecting such director appointment as a director shall exist pursuant to the provisions of the Law.~~

Chairman of the Board

76.
The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time, by a Simple Majority resolution of the members of the Board. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

77.
The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to the Law and these Articles.

A written notice of any meeting of the Board shall specify the time and place the meeting shall take place, as well as a reasonable account of the matters to be discussed at such meeting, and shall be given to all directors a reasonable time before the meeting, unless the majority of Board members agree to conduct the meeting without such notice and only in urgent events.

Quorum

78.
No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least a majority of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting (“Adjourned Meeting”), provided that notice of twenty four (24) hours (or such shorter notice as all the directors may agree) in advance shall be given to all the directors of the time of the Adjourned Meeting. The directors may waive the necessity of such notice either beforehand or retrospectively. The quorum for the commencement of the Adjourned Meeting shall be three members of the Board.

Methods of Attending Meetings

79.
Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other simultaneously, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing (or by other means) and signed by the Chairman (or in his absence by the chairman of the meeting or by another director that was authorized by the board to sign on such minute or resolution), and shall be valid as if adopted at a meeting of the Board duly convened and held.

80.
The Board may adopt resolutions in writing (i.e., without actually convening), provided that all the directors then in office entitled to participate in a discussion and vote on a matter brought for resolution have agreed to a resolution without actually convening (in writing, by letter, facsimile, electronic mail or otherwise). A resolution adopted by the Board without actually convening shall require the approval of all the members of the Board entitled to vote thereon and thus approved, shall be deemed to have been adopted by a meeting of the Board duly convened and held.

In case such resolutions were passed, as aforesaid, the Chairman shall write the resolutions protocol and indicate specifically that it was agreed upon by all directors in writing, orally or by other means of media. Any such resolution without actually convening may consist of several counterparts, each signed by one or more directors. Such resolution without actually convening, if in writing, shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

81.
While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise specifically provided in these Articles, by the Statutes or by the Company’s Compensation Policy, as adopted pursuant to the provisions of Section 267A of the Law. In the event the vote is tied, the Chairman of the Board shall not have a second or casting vote, and such resolution shall be deemed rejected.

Alternate Director

82.
Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as such director alternate and to terminate the appointment of such person. The appointment of an alternate director shall be subject to the consent of the Board. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director – taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman at least 48 hours before the opening of the first Board meeting to be attended by such alternate director. Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to a document appointing an alternate director and to accept a document appointing an alternate director until the beginning of the opening of the first Board meeting to be attended by such alternate director.

Committees

83.
The Board may establish committees by a vote of the majority Board members and appoint members of the Board to serve in these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee. Resolutions and/or recommendations of these committees which require the approval of the Board shall be brought to the directors’ attention at a reasonable time before the Board’s meeting.

84.
Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the Chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Approval of Certain Transactions with Related Parties

85.
Subject to the Law, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, which is not an Extraordinary Transaction (as defined by Law), shall be approved by the Board or a committee of the Board or any other entity (who has no personal interest in the transaction) authorized by the Board. Such authorization, as well as the actual approval by the authorized entity, may be for a particular transaction or more generally for specific type of transactions.

Records & Validity of Acts

86.
The resolutions of the Board shall be recorded in the Company’s minutes book, as required under the Law, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

87.
All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

88.	In accordance with Article 68 above, the Board shall appoint one Chief Executive Officer (or more), for such period and upon such terms as the Board deems fit.
89.
The Chief Executive Officer shall have all managing and execution powers within the policies and guidelines set forth by the Board, subject to the provisions of the Law, and shall be under the supervision of the Board. The Chief Executive Officer may delegate any of his powers to his subordinates, subject to the approval of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

90.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes.

91.
Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an Office Holder therein, in whole or in part,  for an obligation or payment to be imposed on such Office Holder in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

91.1.	A breach of the prudence duty vis-a-vis the Company or vis-a-vis another person to the extent such a breach arising out of the negligent conduct of the Office Holder;
91.2.	A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;
91.3.	A monetary liability imposed on such Office Holder in favor of another person;
91.4.	A monetary liability imposed on such Office Holder in favor of a payment to a breach offended at an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;
91.5.
Expenses regarding Administrative Procedure conducted in connection with such Office Holder and/or in connection with a monetary sanction, including reasonable litigation expenses and reasonable attorney’s fees;

91.6.	Any other matter in respect of which it is permitted or will be permitted under the Law to insure the liability of an Office Holder in the Company.

In any case that the Company shall be also entitled to receive insurance compensation under an insurance contract as mentioned in Articles 90 and 91 above, it is hereby agreed that the Officer Holder’s rights to receive insurance compensation under such insurance contract will take precedence upon the Company’s rights to receive insurance compensation.

Indemnity of Office Holders

92.
The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability, payment or expense imposed on such Office Holder or incurred by him in consequence of an act done in his capacity as an Office Holder of the Company, as follows:

92.1.
A monetary liability imposed on such Office Holder or incurred by such Office Holder in favor of another person pursuant to a judgment, including a settlement or an arbitrator’s award which is given the force of a judgment by court order;

92.2.
Reasonable litigation expenses, including reasonable attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against such Office Holder by an authority that is competent  to conduct such investigation or proceeding, provided that (i) no indictment was filed against such Office Holder as a result of such investigation or proceeding (as defined in the Companies Law) ; and (ii) no financial liability, in lieu of criminal proceedings (as defined in the Companies Law), was imposed upon such Office Holder as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction.

92.3.	A monetary liability imposed on such Office Holder in favor of a payment to a breach offended at an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;
92.4.	Expenses regarding Administrative Procedure conducted regarding such Office Holder, including reasonable litigation expenses, including reasonable attorney’s fees.
92.5.
Reasonable litigation expenses, including attorney’s fees, incurred by an Office Holder or which such Office Holder is ordered to pay by a court, in proceedings filed against such Office Holder by the Company or on its behalf or by another person, or pursuant to a criminal charge of which such Office Holder is acquitted, or a criminal charge pursuant to which such Office Holder is convicted of an offence that does not require proof of criminal intent.

92.6.	Any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder.

Advance Indemnity

93.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

93.1.
Matters as detailed in Article 92.1, provided however, that the undertaking limited to events, which in the opinion of the Board, can be foreseen based on the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or criteria determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or criteria.

93.2.	Matters as detailed in Articles 92.2, 92.3, 92.4, 92.5, and 92.6.

Retroactive Indemnity

94.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 92, subject to any applicable law.
95.
Exculpation. The Company may exculpate an Office Holder in advance from such Office Holder liability in whole or in part, for damages caused to the Company as a result of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exculpate a director in advance from his liability toward the Company due to the breach of his duty of care in the event of a Distribution, as defined in the Statutes.

Insurance, Exculpation and Indemnity – General

96.
The above provisions with regard to insurance, exculpation and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exculpation in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable Statute.

97.
Articles 90 through 96 shall apply mutatis mutandis in respect of the grant of insurance, exculpation and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

98.	The provisions of Articles 90 through 96 shall apply to an Alternate Director as referred to in Article 82.
99.
An undertaking to exculpation and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder’s service with the Company.

APPOINTMENT OF AN AUDITOR

100.
Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed, subject to the provisions of the Statutes.

The authorities, rights and duties of the Auditor of the Company, shall be regulated by the Law, provided however, that in exercising its authority to determine the remuneration of the Auditor, the Annual Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board to determine such remuneration subject to such criteria or standards, if any, as may be provided in such resolution of the Annual Meeting, and if no such criteria or standards are so provided, such remuneration shall be determined in an amount commensurate with the volume and nature of the services rendered by such Auditor. The Board shall report the remuneration of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

101.	So long as the Company is a public company, the Board shall appoint an Internal Auditor (as defined in the Law), pursuant to the recommendation of the Audit Committee (as defined in the Law).
102.
The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

103.
Notwithstanding the provisions of section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be a Simple Majority. and otherwise subject to the requirements of sections 314 – 327 of the Companies Law.

SIGNATORIES

104.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

105.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.
106.
The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board and shareholders shall have no claim or demand against the Company with respect to such unclaimed dividends. No unpaid dividend shall bear interest or accrue linkage differentials.

107.
For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

108.
The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company’s capital, except as provided in the Law.

DONATIONS

109.
The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations to increase the Company’s profits.

NOTICES

110.
Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third (3rd) day after the day of mailing if sent by registered mail or regular mail - if sent in Israel to a destination in Israel, and on the seventh (7th) business day  if sent abroad from Israel and vice versa, or on the first day after delivery: (1) if transmitted by fax or electronic form; or (2) if delivered in person in the boundaries of Israel.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed.

Subject to the Statutes, in cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any Shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

111.
Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

112.
Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that such shareholder be then deceased or bankrupt, and whether the Company received notice of such shareholder death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by such shareholder (either alone or jointly with others) until some other person is registered in such shareholder stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to such shareholder heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

113.	The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.

FORUM FOR ADJUDICATION OF DISPUTES

114.

(a) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 114 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

(b) Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c) Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article.

COMPENSATION POLICY

CAESARSTONE LTD.

Compensation Policy for Executive Officers and Directors

as amended on [_______], ~~2020~~2023

Table of Contents

Page
A.	Overview and Objectives	B – 3
B.	Base Salary, Benefits and Perquisites	B – 5
C.	Cash Bonuses	B - 6
D.	Equity Based Compensation	B – 9
E.	Retirement and Termination of Service Arrangements	B - 10
F.	Exculpation, Indemnification and Insurance	B - 11
G.	Arrangements upon Change of Control	B - 13
H.	Board of Directors Compensation	B - 13
I.	Miscellaneous	B - 14

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Caesarstone Ltd. (“Caesarstone” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Caesarstone’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Caesarstone’s value and otherwise assist Caesarstone to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Caesarstone’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Caesarstone’s directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is adopted and shall serve as Caesarstone’s Compensation Policy for three (3) years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Caesarstone (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Caesarstone’s Executive Officers or directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be solely governed by the respective personal employment agreements.

2.	Objectives

Caesarstone’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Caesarstone’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Caesarstone’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Caesarstone’s shareholders in order to enhance shareholder value;

2.2.	To align the Executive Officers’ compensation with Caesarstone’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	Any grant of a compensation instrument shall be subject to this Compensation Policy and to the obtainment of all approvals required under any applicable law.

4.	Inter-Company Compensation Ratio

4.1.
In the process of drafting this Policy, the Compensation Committee and the Board have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost of the other employees of Caesarstone (including contractor employees as defined in the Companies Law), per territory and on a global basis (the “Ratio”).

4.2.
The possible ramifications of the Ratio on the work environment in Caesarstone were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Caesarstone.

5.	Overall Compensation - Ratio Between Fixed and Variable Compensation

5.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Caesarstone’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

5.2.
The value of the annual target Variable Compensation of each Executive Officer, to which such Executive Officer may be entitled subject to meeting his or her respective key performance indicators and/or by way of equity-based incentives, shall be at least 30% of such Executive Officer’s annual Fixed Compensation.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Caesarstone to attract and retain competent executive talent and maintain a reliable management team. The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Caesarstone’s ability to attract and retain highly skilled professionals, Caesarstone will seek to establish a base salary that is competitive with the base salaries paid to comparable Executive Officers, while considering, among others, Caesarstone’s size, performance and field of operation and the geographical location of the employed Executive Officer as well as his personal and professional skills. To that end, Caesarstone shall utilize as a reference, comparative market data and practices, which may include, among others, a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in sectors which are similar in their characteristics to Caesarstone’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), which shall be reviewed by the Compensation Committee.  Such compensation survey may be conducted internally or through an external consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include, among others, change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, relocation, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

6.4.
The base salary, for the purpose of this Policy, means the monthly fixed payment due to an Executive Officer, whether an Executive Officer is an employee who is paid a salary or a contractor whose monthly consideration is paid against a tax invoice, in which case, the base salary shall be deemed as 75% of the monthly payment against a tax invoice.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with applicable law and market practice;

7.1.2.	Sick days in accordance with applicable law and market practice;

7.1.3.	Convalescence pay according to applicable law and market practice;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Caesarstone’s practice and market practice;

7.1.5.
Caesarstone shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and the practice in peer group companies; and

7.1.6.
Caesarstone shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and to the practice in peer group companies.

Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Compensation Policy (with the necessary changes).

7.2.
In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement of out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, car allowance, and home leave visit, etc.

7.3.
Caesarstone may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular phone benefits, company car and travel benefits, reimbursement of business travel expenses, including a daily stipend when traveling,  and other business related expenses, insurances, professional licenses, membership fees in professional organizations and other benefits (such as newspaper subscriptions, academic and professional studies and welfare activities), provided, however, that such additional benefits shall be determined in accordance with Caesarstone’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning Executive Officers’ compensation with Caesarstone’s objectives and business goals. Therefore, a pay-for-performance element is an important part of compensation, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the CEO and approved by the Compensation Committee at the beginning of each fiscal year or several fiscal years, or upon engagement, in case of newly hired Executive Officers, taking into account Caesarstone’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating the annual cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, changes in Caesarstone’s business environment, objectives or timelines, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the bonus plan during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus (provided that the termination date occurs in the third or fourth quarter of such fiscal year) or a prorated one. Such bonus will become due on the termination day of the Executive Officer's engagement with the Company or on the same scheduled date for annual cash bonus payments by the Company.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Caesarstone’s Executive Officers other than Caesarstone’s chief executive officer (“CEO” and “VPs”, respectively) will be based on the measurable objectives of the Company, measurable personal objectives or a discretionary evaluation of the VP’s overall performance by the CEO (up to 25%) and subject to a minimum threshold. The objectives will be recommended annually by Caesarstone’s CEO and approved by the Compensation Committee on the basis of, but not limited to, Company and personal objectives. Examples of measurable objectives that will be considered include: business and operational objectives (such as revenue, adjusted EBITDA and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

9.2.	The annual cash bonus which may be awarded to each of the VPs will not exceed such VP’s monthly base salary multiplied by eight (8).

CEO

9.3.
The annual bonus of Caesarstone’s CEO will be based mainly on measurable objectives of the Company and subject to a minimum threshold. The measurable objectives will be approved by the Compensation Committee and the Board at the commencement of each fiscal year or several fiscal years (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above).

9.4.
The annual cash bonus which may be awarded to Caesarstone’s CEO with respect to a fiscal year shall not exceed an amount equal to 2.5% of Caesarstone’s adjusted net income in such fiscal year and in any case the accumulated amount of the annual bonus and the annual base salary of the CEO shall not exceed two (2) million US dollars.

9.5.
The annual cash bonus will be based mainly (at least 75%) on measurable objectives, and, with respect to its less significant part (up to 25%), may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

10.	Other Bonuses

10.1.
Special Bonus. Caesarstone may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed twelve (12) monthly base salaries of the Executive Officer.

10.2.
Signing Bonus. Caesarstone may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed six (6) monthly base salaries of the Executive Officer’s first annual compensation package.

10.3.
Relocation Bonus. In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, home leave visit, etc. The relocation bonus will not exceed six (6) monthly base salaries of the Executive Officer.

10.4.
Non-Compete Grant. Upon termination of employment and subject to applicable law, Caesarstone may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Caesarstone for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Caesarstone shall be entitled to recover from its Executive Officers the annual bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Caesarstone prior to the second anniversary of the fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

~~11.3.~~11.4.
Caesarstone intends to adopt and comply with a “clawback policy” (the “Clawback Policy”), as contemplated pursuant to Rule 10D-1 under the Securities and Exchange Act of 1934, as may be amended from time to time, which directs national securities exchanges, including The Nasdaq Stock Market LLC, to establish listing standards for purposes of complying with Rule 10D-1. The Clawback Policy shall not be limited in terms or substance to Sections 11.1 and 11.2 herein. To the extent there will be any inconsistencies between this Compensation Policy and the Clawback Policy to be adopted by Caesarstone, the latter shall take precedence, except to the extent of any mandatory requirement of the Companies Law, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption or subsequent amendments of the Clawback Policy.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity based compensation for Caesarstone’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation may be in a form of share options and/or other equity-based awards, such as restricted share units and phantom options, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.	General Guidelines for the Grant of Awards

13.1.
The fair value of the equity based compensation per vesting year (on a linear basis), determined in accordance with acceptable valuation practices at the time of grant, of each of Caesarstone’s VPs shall not exceed 0.2% of Caesarstone’s market fair value based on the known closing price of the Company’s shares on Nasdaq as of the date of grant.

13.2.
The fair value of the equity based compensation per vesting year (on a linear basis), determined in accordance with acceptable valuation practices at the time of grant, of Caesarstone’s CEO shall not exceed 150% of the CEO’s annual base salary.

13.3.

13.4.	The Compensation Committee and the Board may approve the grant of equity awards with a cap on the benefit deriving from the exercise of equity‐based compensation.

13.5.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of grant.

13.6.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of between three (3) to four (4) years or based on performance. The exercise price of options shall be determined in accordance with Caesarstone’s equity award policies, the main terms of which shall be disclosed in the annual report of Caesarstone.

13.7.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

13.8.	The fair value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period and Adjustment Period

14.1.
Caesarstone may provide a VP a prior notice of termination and/or an adjustment period accumulated to up to nine (9) months, during which the VP may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.2.
Caesarstone may provide the CEO with a prior notice of termination and/or an adjustment period accumulated to up to twelve (12) months, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.3.	The Executive Officer shall be required not to compete with the Company during the advanced notice period and the adjustment period.

15.	Additional Retirement and Termination Benefits

15.1
Arrangements related to termination of service or employment may be determined based on the circumstances of such termination (whether upon retirement, resignation, termination by the Company or otherwise), the term of service or employment of the VP or CEO, his/her compensation package during such period, market practice in the relevant geographic location, Caesarstone’s performance during such period and the VP’s or CEO’s contribution to Caesarstone achieving its goals and maximizing its profits and other considerations that may be found relevant by Caesarstone. For example, the Compensation Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

15.2
Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices, provided that such additional retirement and termination benefits together with the termination benefits provided under Section 14.1 and 14.2 shall not exceed 24 monthly base salaries of the Executive Officer.

F. Exculpation, Indemnification and Insurance

16.	Exculpation

Caesarstone may exempt its directors and Executive Officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis Caesarstone, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.
Caesarstone may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Executive Officer, either retroactively or in advance as provided in the indemnity agreement between such individuals and Caesarstone, all subject to applicable law and the Company’s articles of association.

17.2.	Caesarstone will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers, as follows:

17.2.1.
The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for an annual policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981 (the “Insurance Law”);

17.2.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company’s profitability, assets or liabilities; and

17.2.3.
The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered).  The insurance coverage is and will be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance benefits pursuant to which the rights of the directors and Officers to receive indemnity from the insurer takes precedence over the right of the Company itself.

17.3.	The Company shall be entitled, subject to the approval of the Compensation Committee, to the following:

17.3.1.
To purchase an insurance coverage for wrongful acts occurring before the effective date of the change in risk (the "Run Off Coverage") of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

17.3.2.
The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Insurance Law;

17.3.3.
The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

17.4.
Caesarstone may extend an existing Insurance Policy to include coverage for liability pursuant to a future public offering of securities, provided, however, that Such extension and consequent additional premium shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) said extension reflects then prevailing market conditions, and, provided, further, that the extension shall not materially affect the Company’s profitability, assets or liabilities.

17.5.
Any other insurance coverage purchased by Caesarstone may be extended to include directors and Officers as additionally insured beneficiaries, in so far as such extension will not result in an additional premium.

G. Arrangements upon Change of Control

18.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service or adverse adjustment of the service in a material way which were upon or in connection with a “Change of Control”:

18.1.	Vesting acceleration of outstanding options or other equity-based awards.

18.2.	Extension of the exercising period of options for Caesarstone’s VPs and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

18.3.
Up to an additional six (6) months of continued base salary, benefits and perquisites following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Section 14 of this Compensation Policy, and in any case shall not exceed 24 monthly base salaries as set forth in Section 15.2.

18.4.	In the case of the CEO, a cash bonus equal to up to twelve (12) monthly base salaries.

H. Board of Directors Compensation

19.	Cash Compensation
19.1.
All Caesarstone’s Board members, excluding the chairman of the Board, the external directors and independent directors, shall be entitled to a compensation as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, based on the director’s relevant skills and experience, up to, on an annual basis, (i) for a director who is an Israeli resident, the total compensation payable annually to the Company’s external and independent directors, including annual fees and participation compensation; and (ii) for a director who is a non-Israeli resident, 400% of the annual fees and 400% the participation compensation payable to the Company’s external and independent directors.

19.2.
The compensation of the Company’s external directors and independent directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

19.3.
The chairperson of the Board shall be entitled to an annual base compensation that shall not exceed five (5) times the total annual compensation of an external director (assuming a total of nine (9) Board and committee meetings per year). In addition, the chairperson of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee and the Board, and approved by the Company’s shareholders, which shall amount to up to 50% of the chairperson’s annual base compensation.

20.	Equity Based Compensation

20.1.	Directors may also be awarded equity-based compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders.

20.2.
The fair value of the equity-based compensation per vesting year (on a linear basis) determined in accordance with acceptable valuation practices at the time of grant, of each director shall not exceed the value of such director’s total annual compensation (assuming a total of nine (9) Board and committee meetings per year)...

20.3.	The Compensation Committee and the Board may approve the grant of equity awards with a cap for the benefit deriving from the exercise of equity‐based compensation.

20.4.
All equity-based awards granted to directors shall be subject to vesting periods. Unless determined otherwise in a specific award agreement, grants to directors shall vest gradually over a period of between three (3) to four (4) years.

20.5.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any director’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

20.6.	The fair value of the equity-based compensation for directors will be determined according to acceptable valuation practices at the time of grant.

21.	Expense Reimbursement

21.1.	Members of Caesarstone’s Board shall be entitled to reimbursement of expenses incurred in the performance of their duties and other services to the Company.

I. Miscellaneous

22.
Nothing in this Policy shall be deemed to grant any of Caesarstone’s Executive Officers, directors or employees or any third party any right or privilege in connection with their engagement with the Company. Such rights and privileges shall be governed by the respective personal employment or engagement agreements. The Board may determine that none or only part of the payments and benefits shall be granted, and is authorized to cancel or suspend a compensation package or part thereof, subject to any applicable law.

23.
An Immaterial Change in the terms of employment of a VP may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy, and subject to the following mechanism: following the CEO's approval of an Immaterial Change, any further change to the terms of employment of that certain VP (whether Immaterial Change or not) shall be subject to the approval of the Compensation Committee and the Board, and, after their approvals, the next Immaterial Change in the terms of employment of such VP may be once again approved by the CEO.

An “Immaterial Change” means change (or changes, on an accumulated basis) in the terms of employment of a VP, other than equity awards, that amounts to up to 5% of the VP's annual gross base salary.

24.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Compensation Policy, Caesarstone may follow such new regulations or law amendments, even if such new regulations and law amendments are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Caesarstone and none of the provisions thereof are intended to provide any rights or remedies to any person or entity other than Caesarstone.